    As filed with the Securities and Exchange Commission on March 26, 1998

                                                    Registration No. 333-_______
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      ------------------------------------

                              HUNTINGTON BANCSHARES
                                  INCORPORATED
             (Exact name of Registrant as specified in its charter)

           Maryland                                              31-0724920
  (State or other jurisdiction                                (I.R.S. Employer
of incorporation or organization)                            Identification No.)

                      ------------------------------------

                                Huntington Center
                   41 South High Street; Columbus, Ohio 43287
                                 (614) 480-8300
          (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                      ------------------------------------

                             Ralph K. Frasier, Esq.
                          General Counsel and Secretary
                       Huntington Bancshares Incorporated
          Huntington Center; 41 South High Street; Columbus, Ohio 43287
                                 (614) 480-4647
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                      ------------------------------------

                          Copies of Correspondence to:

     Mary Beth M. Clary, Esq.                             Mark Menting, Esq.
  Porter, Wright, Morris & Arthur                        Sullivan and Cromwell
4501 Tamiami Trail North, Suite 400                        125 Broad Street
    Naples, Florida  34103-3013                        New York, New York  10004
          (941) 436-2959                                    (212) 558-4000

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.
[ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration Statement number of the earlier effective registration statement for the same offering. [ ] _____________
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________
     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                            CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
                                                              PROPOSED MAXIMUM       PROPOSED MAXIMUM       AMOUNT OF
         TITLE OF EACH CLASS OF             AMOUNT TO BE     OFFERING PRICE PER     AGGREGATE OFFERING    REGISTRATION
      SECURITIES TO BE REGISTERED            REGISTERED            UNIT(2)               PRICE(2)            FEE(2)
----------------------------------------------------------------------------------------------------------------------
Common Stock, including
    Rights(1).........................        8,500,000           $36.5625             $310,781,250        $91,680.47
----------------------------------------------------------------------------------------------------------------------

(1) Prior to the occurrence of certain events, each Right to purchase shares of Series A Junior Participating Preferred Stock is represented by the certificates evidencing shares of Huntington Common Stock and trades only with such Huntington Common Stock.
(2) Pursuant to Rule 457(c), the registration fee is based on the average of the high and low prices per share of Huntington Common Stock on the Nasdaq National Market on March 24, 1998 ($36.5625).
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                EXPLANATORY NOTE

     This registration statement contains two forms of the prospectus: one to be used in connection with a United States and Canadian offering of the registrant's Common Stock (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering of Common Stock (the "International Prospectus" and, together with the U.S. Prospectus, the "Prospectuses"). The International Prospectus will be identical to the U.S. Prospectus except that it will have a different front cover page. The U.S. Prospectus is included in this registration statement and is followed by the front cover page to be used in the International Prospectus. The front cover page for the International Prospectus included herein has been labelled "Alternate Page for International Prospectus." Final forms of each Prospectus will be filed with the Securities and Exchange Commission under Rule 424(b) of the General Rules and Regulations under the Securities Act of 1933, as amended.

(RED HERRING LANGUAGE APPEARS AT 90 DEGREES AND READS AS FOLLOWS)
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)
Issued ________, 1998

                                7,400,000 SHARES
                    [Logo] HUNTINGTON BANCSHARES INCORPORATED
                                  COMMON STOCK

                             ----------------------


  Of the 7,400,000 shares of Common Stock, without par value, offered by this
                                  Prospectus,
  5,920,000 Shares are being offered initially in the United States and Canada
                            (the "U.S. Offering") by
 the U.S. Underwriters and 1,480,000 Shares are being offered initially outside the United States and Canada
 by the International Underwriters (the "International Offering," and together with the U.S. Offering, the
    "Offering"). See "Underwriters." All of the Shares are being sold by the
                         Corporation. The Corporation's
 Common Stock is quoted on the Nasdaq National Market under the symbol "HBAN."
                               On March 24, 1998,
 the reported last sale price of the Common Stock on the Nasdaq National Market was $36 3/4 per share.

                             ----------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

  THESE SECURITIES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT
        INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER
                              GOVERNMENTAL AGENCY.

                             ----------------------


                              PRICE $      A SHARE

                             ----------------------

                          PRICE TO     UNDERWRITING DISCOUNTS     PROCEEDS TO
                           PUBLIC        AND COMMISSIONS (1)    CORPORATION (2)
                           ------       --------------------    ---------------
Per Share...........        $                   $                     $
Total(3)............   $                   $                     $

----------------------

(1) The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
(2) Before deducting expenses payable by the Corporation estimated at $__________.
(3) The Corporation has granted to the Underwriters an option exercisable within 30 days of the date of this Prospectus to purchase up to 1,100,000 additional shares of Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Corporation will be $_______, $_______, and $_______, respectively. See "Underwriters."

                             ----------------------

     The Shares are offered, subject to prior sale, when, as, and if accepted by the Underwriters and subject to approval of certain legal matters by Sullivan & Cromwell, counsel for the Underwriters. It is expected that delivery of the Shares will be made on or about _____________, 1998, at the office of Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in immediately available funds.

                             ----------------------

MORGAN STANLEY DEAN WITTER
                    KEEFE, BRUYETTE & WOODS, INC.
                                             LEHMAN BROTHERS
                                                            SALOMON SMITH BARNEY

___________________ , 1998

(RED HERRING LANGUAGE APPEARS AT 90 DEGREES AND READS AS FOLLOWS)
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

               [ALTERNATE COVER PAGE FOR INTERNATIONAL PROSPECTUS]

PROSPECTUS (Subject to Completion)
Issued ________, 1998

                                7,400,000 SHARES
                    [Logo] HUNTINGTON BANCSHARES INCORPORATED
                                  COMMON STOCK

                             ----------------------


  Of the 7,400,000 shares of Common Stock, without par value, offered by this
                                  Prospectus,
  5,920,000 Shares are being offered initially in the United States and Canada
                            (the "U.S. Offering") by
 the U.S. Underwriters and 1,480,000 Shares are being offered initially outside the United States and Canada
 by the International Underwriters (the "International Offering," and together with the U.S. Offering, the
    "Offering"). See "Underwriters." All of the Shares are being sold by the
                         Corporation. The Corporation's
 Common Stock is quoted on the Nasdaq National Market under the symbol "HBAN."
                               On March 24, 1998,
 the reported last sale price of the Common Stock on the Nasdaq National Market was $36 3/4 per share.

                             ----------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

  THESE SECURITIES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT
        INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER
                              GOVERNMENTAL AGENCY.

                             ----------------------

                              PRICE $     A SHARE

                             ----------------------

                          PRICE TO    UNDERWRITING DISCOUNTS      PROCEEDS TO
                           PUBLIC       AND COMMISSIONS (1)     CORPORATION (2)
                           ------       -------------------     ---------------
Per Share...........        $                  $                      $
Total(3)............   $                  $                      $

-------------------

(1) The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
(2) Before deducting expenses payable by the Corporation estimated at $__________.
(3) The Corporation has granted to the Underwriters an option exercisable within 30 days of the date of this Prospectus to purchase up to 1,100,000 additional shares of Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Corporation will be $_______, $_______, and $_______, respectively. See "Underwriters."

                             ----------------------

      The Shares are offered, subject to prior sale, when, as, and if accepted by the Underwriters and subject to approval of certain legal matters by Sullivan & Cromwell, counsel for the Underwriters. It is expected that delivery of the Shares will be made on or about _____________, 1998, at the office of Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in immediately available funds.

                             ----------------------

MORGAN STANLEY DEAN WITTER
                    KEEFE, BRUYETTE & WOODS, INC.
                                               LEHMAN BROTHERS
                                                            SALOMON SMITH BARNEY
                                                                INTERNATIONAL

___________________ , 1998

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH COMMON STOCK IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

      CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

      IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITERS."

                                  TABLE OF CONTENTS
                                                                                 Page
                                                                                 ----
Cautionary Statement Concerning Forward-Looking Statements....................     2
Available Information.........................................................     3
Incorporation of Certain Documents by Reference...............................     3
Prospectus Summary............................................................     4
The Corporation...............................................................     5
Use of Proceeds...............................................................     6
Dividends and Price Range of Common Stock.....................................     7
Capitalization................................................................     8
Selected Financial Data.......................................................     9
Description of Common Stock...................................................    10
Certain United States Tax Consequences to Non-U.S. Holders of Common Stock....    14
Underwriters..................................................................    16
Validity of Shares of Common Stock............................................    19
Experts.......................................................................    19


           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

   Certain statements contained in documents incorporated by reference in this Prospectus and certain other statements made under the captions "Prospectus Summary," "The Corporation," "Use of Proceeds," and "Dividends and Price Range of Common Stock" contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained in or implied by the Corporation's statements for a variety of factors including: changes in economic conditions, movements in interest rates, competitive pressures on product pricing and services, success and timing of business strategies, the nature and extent of governmental actions and reforms, and extended disruption of vital infrastructure. Such forward-looking statements should be viewed as strategic objectives rather than absolute predictions of future performance.

                              AVAILABLE INFORMATION

      The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and files reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy statements, and other information filed by the Corporation can be inspected and copied at the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the public reference facilities of the regional offices of the SEC at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material also can be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the rules and regulations of the SEC. In addition, the SEC maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding the Corporation and other registrants that file electronically with the SEC. Copies of such reports, proxy statements, and other information filed by the Corporation can be inspected and copied at the offices of the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006.

      The Corporation has filed with the SEC a registration statement (together with all amendments or supplements, the "Registration Statement") in connection with this offering of Shares of Common Stock (the "Offering"). This Prospectus does not contain all of the information contained in the Registration Statement and its exhibits. Statements contained in this document concerning the provisions of the documents filed as exhibits to the Registration Statement are necessarily brief descriptions and are not necessarily complete. Each such statement is qualified in its entirety by reference to the full text of the applicable documents.

                             ----------------------


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents previously filed with the SEC by the Corporation pursuant to Section 13(a), 14, or 15(d) of the Exchange Act are incorporated in this Prospectus by reference:

      1. Annual Report on Form 10-K for the fiscal year ended December 31, 1997; and

      2. Current Reports on Form 8-K, dated January 14 and March 16, 1998, to report annual and/or quarterly earnings and/or certain developments.

      In addition, the description of the rights issued under a certain Rights Agreement, dated February 22, 1990, as amended August 16, 1995, between the Corporation and The Huntington National Bank, as successor Rights Agent, which rights are attached to all shares of the Corporation's Common Stock, that is contained in the Corporation's Form 8-A filed with the SEC pursuant to Section 12 of the Exchange Act and the Corporation's Current Report on Form 8-K, dated August 16, 1995, and as the same may be updated in any amendment or report filed for the purpose of updating such description, is incorporated in this document by reference.

      All other documents filed by the Corporation pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering will be deemed to be incorporated by reference in this Prospectus from the date such other documents are filed. Any statement incorporated by reference in this document will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      THIS PROSPECTUS INCORPORATES OTHER DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED IN OR DELIVERED WITH THIS PROSPECTUS. COPIES OF THESE OTHER DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST ADDRESSED TO CHERI GRAY, INVESTOR RELATIONS ANALYST, HUNTINGTON BANCSHARES INCORPORATED, HUNTINGTON CENTER, 41 SOUTH HIGH STREET, COLUMBUS, OHIO 43287, (614) 480-3803.

                               PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus and in the documents incorporated by reference in this Prospectus. Unless otherwise stated, the information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.


                                 THE CORPORATION

      Huntington Bancshares Incorporated ("Huntington" or the "Corporation") was incorporated in Maryland in 1966 and is a multi-state bank holding company headquartered in Columbus, Ohio. Its subsidiaries conduct a full-service commercial and consumer banking business, engage in mortgage banking, lease financing, trust services, discount brokerage services, underwriting credit life and disability insurance, and issuing commercial paper guaranteed by the Corporation, and provide other financial products and services. As of December 31, 1997, the Corporation had assets of $26.7 billion, net loans of $17.5 billion, deposits of $18.0 billion, and shareholders' equity of $2.0 billion. At December 31, 1997, the Corporation's subsidiaries had a total of 455 banking offices in the following locations: 188 banking offices in Ohio, 134 banking offices in Michigan, 50 banking offices in Florida, 44 banking offices in West Virginia, 24 banking offices in Indiana, 13 banking offices in Kentucky, and one foreign office in each of the Cayman Islands and Hong Kong. The Huntington Mortgage Company, a wholly-owned subsidiary, has loan origination offices throughout the Midwest and East Coast. In addition to these offices, the Corporation offers its products and services through its 24-hour telephone bank, a network of more than 1,250 ATMs, and its Web Bank at www.huntington.com.

      The principal executive offices of the Corporation are located at Huntington Center, 41 South High Street, Columbus, Ohio 43287, and its telephone number is 614-480-8300. See "The Corporation."

                                                     THE OFFERING

Common Stock offered by the Corporation:
     U.S. Offering............................................    5,920,000 shares
     International Offering...................................    1,480,000 shares
         Total................................................    7,400,000 shares
Common Stock outstanding after the Offering...................  199,602,671 shares(1)
Use of proceeds...............................................  The net proceeds to the Corporation from the sale of
                                                                Shares will be used for general corporate purposes.
                                                                See "Use of Proceeds."
Nasdaq symbol.................................................  HBAN

------------------

      (1) Based upon the number of shares of Common Stock outstanding as of February 28, 1998, plus the number of Shares of Common Stock offered by the Corporation in the Offering (excluding the Shares subject to the Underwriters' over-allotment option).

                                 THE CORPORATION

 GENERAL

      Huntington was incorporated in Maryland in 1966 and is a multi-state bank holding company headquartered in Columbus, Ohio. Its subsidiaries conduct a full-service commercial and consumer banking business, engage in mortgage banking, lease financing, trust services, discount brokerage services, underwriting credit life and disability insurance, and issuing commercial paper guaranteed by the Corporation, and provide other financial products and services.

      At December 31, 1997, the Corporation had assets of $26.7 billion, net loans of $17.5 billion, deposits of $18.0 billion, and shareholders' equity of $2.0 billion. At December 31, 1997, the Corporation's subsidiaries had a total of 455 banking offices in the following locations: 188 banking offices in Ohio, 134 banking offices in Michigan, 50 banking offices in Florida, 44 banking offices in West Virginia, 24 banking offices in Indiana, 13 banking offices in Kentucky, and one foreign office in each of the Cayman Islands and Hong Kong. The Huntington Mortgage Company, a wholly-owned subsidiary, has loan origination offices throughout the Midwest and East Coast. In addition to these offices, the Corporation offers its products and services through its 24-hour telephone bank, a network of more than 1,250 ATMs, and its Web Bank at www.huntington.com.

      Effective as of June 30, 1997, all but one of the Corporation's banking subsidiaries were merged into The Huntington National Bank.


RECENT AND PENDING ACQUISITIONS

      Huntington completed its acquisition of First Michigan Bank Corporation ("First Michigan"), a $3.6 billion bank holding company headquartered in Holland, Michigan, on September 30, 1997, in a transaction accounted for as a pooling of interests. The Corporation issued approximately 32.2 million shares of Common Stock to the shareholders of First Michigan based upon an exchange ratio of 1.155 shares of the Corporation's Common Stock for each outstanding share of First Michigan common stock. All financial information reported by the Corporation, including the financial information incorporated by reference, except dividends per share, has been restated for the First Michigan acquisition.

      On February 28, 1997, the Corporation acquired Citi-Bancshares, Inc. ("Citi-Bancshares"), a $548 million one-bank holding company headquartered in Leesburg, Florida, for $47.7 million in cash and 2.9 million shares of the Corporation's Common Stock. On October 31, 1997, the Corporation acquired The Bank of Winter Park ("Winter Park"), a $90 million bank headquartered in Winter Park, Florida, for approximately 364 thousand shares of the Corporation's Common Stock. These transactions were accounted for as purchases; accordingly, the results of Citi-Bancshares and Winter Park have been included in the Corporation's consolidated financial statements from the date of acquisition of these banking institutions.

      In December 1997, the Corporation announced the proposed acquisition of 60 banking offices in Florida to be sold by NationsBank Corporation (the "Branch Acquisition") in connection with the merger of Barnett Banks Inc. into NationsBank Corporation. The Branch Acquisition is expected to add $1.6 billion in loans and $2.6 billion in deposits to the Corporation's balance sheet. The deposit premium, which is subject to final determination based on the deposit levels at the closing of the Branch Acquisition, is expected to be approximately $523 million. The Branch Acquisition has received the approval of the Office of the Comptroller of the Currency and is expected to close in the second quarter of 1998.

      As of the date of this Prospectus, there are no other material acquisitions pending; however, the Corporation continues to explore opportunities to acquire banking and non-banking companies, both interstate and intrastate. Such future acquisitions could involve cash, debt, equity securities, or a combination of these forms of consideration.

Acquisitions typically involve the payment of a premium over book and market values, and therefore, some dilution of the Corporation's book value and net income per share may occur in connection with future transactions.


OTHER INFORMATION

      The Corporation currently intends in the second quarter of 1998 to cause Huntington Capital II, a Delaware statutory business trust (the "Trust"), to issue up to $250 million of company-obligated mandatorily redeemable capital securities (the "Capital Securities"). All of the common securities of the Trust will be owned by the Corporation. The proceeds from the issuance of the Capital Securities and the common securities of the Trust will be used by the Trust to purchase from the Corporation up to $257.7 million of junior subordinated debentures. The junior subordinated debentures will be the sole assets of the Trust, will bear interest at the same rate as the distribution rate on the Capital Securities, and will mature 30 years from the date of issuance. The Corporation will fully and unconditionally guarantee, on a subordinated basis (the "Guarantee"), payment of any accumulated and unpaid distributions required to be paid on the Capital Securities, the redemption price with respect to any Capital Securities called for redemption by the Trust, and amounts due on the voluntary or involuntary dissolution or liquidation of the Trust. The Guarantee will apply to the payment of distributions only to the extent that the Trust has sufficient funds available to make such payments. The Corporation intends to complete the Offering and the offering of Capital Securities in order to maintain its strong capital ratios.


                                 USE OF PROCEEDS

      The net proceeds from the sale of the Shares of Common Stock offered by the Corporation in the Offering are estimated to be approximately $____ million, after deduction of underwriting discounts and commissions and estimated expenses. The Corporation will use such proceeds for general corporate purposes, which may include the repayment of existing indebtedness, investments in, or extensions of credit to, its subsidiaries, the financing of possible acquisitions, and for general working capital. Pending such use, the net proceeds may be temporarily invested. Although the Corporation does not intend to use the proceeds of the Offering for any pending acquisition, the proceeds will increase the Corporation's Tier 1 capital and, thus, will assist the Corporation in continuing to maintain strong capital ratios in light of its recent acquisition activity. The Corporation continues to explore opportunities to acquire banking and non-banking companies. The precise amounts and timing of the application of proceeds will depend upon the funding requirements of the Corporation and its subsidiaries and the availability of other funds.

      Based upon the historical and anticipated future growth of the Corporation and the financial needs of the Corporation and its subsidiaries, the Corporation may engage in additional financings of a character and amount to be determined as the need arises.

                    DIVIDENDS AND PRICE RANGE OF COMMON STOCK

      The Corporation's Common Stock is traded on the Nasdaq National Market under the symbol "HBAN" and is listed as "HuntgBcshr" or "HuntBanc" in most newspapers. The following table sets forth the cash dividends declared and the high and low reported closing sale prices per share for the Corporation's Common Stock on the Nasdaq National Market during the periods indicated. The dividends and price ranges have been adjusted to reflect stock dividends and stock splits, as appropriate.

                                                                  PRICE RANGE
                                         DIVIDENDS      --------------------------------
                                         PER SHARE        HIGH                   LOW
                                         ---------      ---------              ---------
1995:
    First Quarter................           $.15        $14 15/16              $13 5/16
    Second Quarter...............            .15         16 5/8                 14 3/16
    Third Quarter................            .16         19 9/16                16 5/16
    Fourth Quarter...............            .16         20 15/16               18 1/2
1996:
    First Quarter ...............           $.16        $20 1/8                $18 5/8
    Second Quarter ..............            .16         20 7/8                 19 9/16
    Third Quarter ...............            .18         21 3/8                 19 5/16
    Fourth Quarter ..............            .18         26 1/4                 20 13/16
1997:
    First Quarter ...............           $.18        $28 7/8                $22 3/4
    Second Quarter...............            .18         27 1/4                 23 5/8
    Third Quarter................            .20         37 3/4                 27 1/4
    Fourth Quarter...............            .20         38 7/8                 31 1/2
1998:
    First Quarter (through
       March 24, 1998)...........           $.20        $37 3/8                $32

      On March 24, 1998, the last reported sale price per share of the Corporation's Common Stock on the Nasdaq National Market was $36 3/4. In August 1997, the Corporation was added to the S&P 500 Index.

      The Corporation has declared regular cash dividends on its Common Stock in each quarter since the Corporation was organized in 1966 and has increased its cash dividend every year since that time. The Board of Directors of the Corporation presently intends to continue to consider the payment of regular quarterly cash dividends on the Corporation's Common Stock. The amount and timing of any future dividends will depend upon the earnings of the Corporation and its subsidiaries, their financial condition, need for funds, applicable government regulations, and other relevant factors. The Corporation has also either issued a stock dividend or effected a stock split every year for 24 consecutive years.

      The Corporation is a legal entity separate and distinct from its banking subsidiaries and other affiliates. There are various legal limitations on the ability of the Corporation's banking subsidiaries to finance or otherwise supply funds to the Corporation or certain of its affiliates. Information with respect to these and other restrictions on dividends applicable to the Corporation is set forth under the heading "Item 1: Business - Regulatory Matters - Dividend Restrictions" in the Corporation's Annual Report on Form 10-K for the year ended December 31, 1997, and in Notes 10 and 22 of the Notes to Consolidated Financial Statements on pages 39 and 46, respectively, of the Corporation's 1997 Annual Report to Shareholders, parts of which are included as an exhibit to the Corporation's Annual Report on Form 10-K for the year ended December 31, 1997. See "Incorporation of Certain Documents by Reference."

                                 CAPITALIZATION

      The following table sets forth the consolidated capitalization of the Corporation and its subsidiaries as of December 31, 1997, and as adjusted to give effect to the consummation of the Offering and the offering of the Capital Securities. The following data should be read in conjunction with the consolidated financial statements and notes thereto of the Corporation and its subsidiaries incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference." Also shown below are certain consolidated regulatory capital ratios of the Corporation and its subsidiaries at December 31, 1997, and as adjusted to give effect to the consummation of the Offering, the offering of the Capital Securities, and the Branch Acquisition.

                                                                         DECEMBER 31, 1997
                                                                   ----------------------------
                                                                     ACTUAL         AS ADJUSTED
                                                                   ----------       -----------
                                                                      (DOLLARS IN THOUSANDS)
Long-term debt:
   Direct obligations of the Corporation .....................     $  333,914       $  333,914
   Obligations of the Corporation's subsidiaries .............      2,352,125        2,352,125
                                                                   ----------       ----------
      Total long-term debt ...................................      2,686,039        2,686,039
                                                                   ----------       ----------
   Company-obligated mandatorily redeemable preferred
       capital securities of subsidiary trusts(1):
              Huntington Capital I ...........................        200,000          200,000
              Huntington Capital II ..........................           --            250,000(2)
                                                                   ----------       ----------
                Total Company-obligated mandatorily redeemable
                capital securities: ..........................        200,000          450,000
                                                                   ----------       ----------

Shareholders' equity:
   Preferred stock - authorized 6,617,808 shares;
    none outstanding .........................................           --               --
   Common stock - without par value; authorized 300,000,000(3)
    shares;  issued and outstanding 193,279,797 shares .......      1,528,768                 (4)
   Treasury stock - 1,543,371 shares .........................        (36,791)         (36,791)
   Capital surplus ...........................................        404,235          404,235
   Net unrealized gains on securities available for sale .....         14,800           14,800
   Retained earnings .........................................        114,379          114,379
                                                                   ----------       ----------
      Total shareholders' equity .............................      2,025,391
                                                                   ----------       ----------
      Total capitalization ...................................     $4,911,430
                                                                   ==========       ==========


Consolidated regulatory capital ratios(5):
   Tier 1 capital to risk-adjusted assets ....................           8.83%
   Total capital to risk-adjusted assets .....................          11.68
   Tier 1 leverage ...........................................           7.77

-------------------

(1) Each Trust holds or will hold junior subordinated debentures issued by the Corporation as its sole asset. The Corporation owns all of the common securities of each Trust.

(2) Adjusted to reflect the sale of the Capital Securities. See "The Corporation -- Other Information."

(3) The Board of Directors of the Corporation has adopted resolutions approving and recommending that the shareholders of the Corporation adopt an amendment to the Corporation's Charter to increase the authorized Common Stock of the Corporation from 300,000,000 shares to 500,000,000 shares. The shareholders will consider this amendment at the Annual Meeting of Shareholders to be held on April 23, 1998.

(4) Adjusted to reflect the sale of the Shares offered by the Corporation in the Offering, at the _______, 1998, closing sale price per share on the Nasdaq National Market ($____), after reduction of discounts and commissions and estimated expenses. See "Underwriters."

(5) Adjusted to give effect to the consummation of the Offering, the offering of the Corporation's Capital Securities, and the Branch Acquisition. See "The Corporation -- Recent and Pending Acquisitions" and "-- Other Information." The Board of Governors of the Federal Reserve System has issued capital ratio and leverage ratio guidelines for bank holding companies such as the Corporation. The minimum regulatory requirements for the Tier 1 capital ratio, Total capital ratio, and Tier 1 leverage ratio are 4.00%, 8.00%, and 3.00%, respectively.

                             SELECTED FINANCIAL DATA

      The following selected financial data of the Corporation for the five years ended December 31, 1997, have been derived from the Corporation's audited consolidated financial statements. This data should be read in conjunction with the consolidated financial statements, related notes, and other financial information of the Corporation incorporated in this document by reference. See "Available Information" and "Incorporation of Certain Documents by Reference." All per share data have been adjusted for stock dividends and stock splits, as appropriate. Certain information is presented on an "operating" basis for 1997 (i.e., it excludes the impact of the First Michigan restructuring and other merger-related charges).

                                                                      YEAR ENDED DECEMBER 31,
                                           ----------------------------------------------------------------------------
                                              1997              1996            1995            1994            1993
                                           ----------        ----------      ----------      ----------      ----------
CONSOLIDATED INCOME STATEMENT DATA:
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Total interest income ................     $1,981,473        $1,775,734      $1,709,627      $1,418,610      $1,410,401
Total interest expense ...............        954,243           880,648         856,860         546,880         514,812
                                           ----------        ----------      ----------      ----------      ----------
Net interest income ..................      1,027,230           895,086         852,767         871,730         895,589
Securities gains .....................          7,978            17,620           9,380           2,297          27,316
Provision for loan losses ............        102,997(1)         76,371          36,712          21,954          84,682
Total non-interest income ............        334,861           296,443         265,710         242,417         253,884
Total non-interest expense ...........        751,945(1)        675,510         662,061         683,520         689,451
Provision for income taxes ...........        176,230(1)        152,999         147,283         134,650         135,731
                                           ----------        ----------      ----------      ----------      ----------
Net income ...........................     $  338,897(1)     $  304,269      $  281,801      $  276,320      $  266,925
                                           ==========        ==========      ==========      ==========      ==========
Per common share:
     Basic earnings per share.........     $     1.78(1)     $     1.58      $     1.42      $     1.40      $     1.37
     Diluted earnings per share.......           1.76(1)           1.57            1.41            1.39            1.35
     Cash dividends declared .........            .76               .68             .62             .56             .46
Average Common Shares Outstanding ....        190,804           192,492         198,430         196,741         195,102
CONSOLIDATED BALANCE SHEET DATA:
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Actual balances at period end:
     Total assets ....................     $   26,731        $   24,372      $   23,495      $   20,689      $   20,215
     Total loans .....................         17,738            16,758          15,479          14,224          12,627
     Total deposits ..................         17,984            16,402          15,450          14,453          14,286
     Long-term debt ..................          2,686             1,666           2,122           1,222             772
     Shareholders' equity ............          2,025             1,786           1,773           1,635           1,533
     Shareholders' equity
        per common share .............     $    10.56        $     9.46      $     9.19      $     8.29      $     7.79
Average balances during the period:
     Total assets ....................     $   25,151        $   23,375      $   22,099      $   19,499      $   19,341
     Total loans .....................         17,581            15,979          15,175          13,332          11,709
     Total deposits ..................         17,195            15,861          14,871          13,892          14,035
     Long-term debt ..................          2,071             1,858           1,432             937             651
     Shareholders' equity ............          1,894             1,776           1,742           1,621           1,415
CONSOLIDATED RATIOS:
Net interest margin ..................           4.44%             4.19%           4.24%           4.95%           5.14%
Return on:
     Average total assets ............           1.35(1)           1.30            1.28            1.42            1.38
     Average shareholders' equity ....          17.88(1)          17.13           16.17           17.04           18.85
Average shareholders' equity to
     average total assets ............           7.53              7.60            7.89            8.32            7.32
As a % of average total loans:
     Net loan losses .................           0.50              0.44            0.30            0.23            0.31
     Provision for loan losses .......           0.61              0.48            0.24            0.16            0.72
Allowance for loan losses as a % of
     total loans (end of period) .....           1.46              1.38            1.44            1.58            1.85
Tier I risk-based capital(2) .........           8.83              8.11            8.66            9.67            9.78
Total risk-based capital(2) ..........          11.68             11.29           12.01           13.32           13.81
Tier I leverage(2) ...................           7.77              6.80            6.99            7.95            7.12

(1) On a reported basis, which includes the impact of the First Michigan restructuring and other merger-related charges, the provision for loan losses was $107,797, non-interest expense was $803,108, provision for income taxes was $166,501, net income was $292,663, basic earnings per common share were $1.53, diluted earnings per common share were $1.52, return on average total assets was 1.16%, and return on average shareholders' equity was 15.44%.
(2) The minimum regulatory requirements for the Tier 1 capital ratio, Total capital ratio, and Tier 1 leverage ratio are 4.00%, 8.00%, and 3.00%, respectively.

                           DESCRIPTION OF COMMON STOCK

      The following summary of certain provisions of the Corporation's Articles of Restatement of Charter, as amended (the "Charter"), Bylaws, and Rights Agreement, dated February 22, 1990, as amended on August 16, 1995, between the Corporation and The Huntington National Bank, as successor Rights Agent (the "Rights Agreement"), as well as certain aspects of Maryland Business Corporations Act, does not purport to be complete and is qualified in its entirety by reference to such documents, each of which is an exhibit to the Registration Statement, and applicable Maryland law.

AUTHORIZED CAPITAL

      The Corporation is presently authorized to issue 306,617,808 shares of capital stock, without par value, of which 300,000,000 shares are Common Stock and 6,617,808 shares are Serial Preferred Stock. In 1990, 1,000,000 shares of the Serial Preferred Stock were designated "Series A Junior Participating Preferred Stock" (each a "Series A Preferred Share") and were reserved for issuance pursuant to the Rights Agreement. The Board of Directors of the Corporation has adopted resolutions approving and recommending that the shareholders of the Corporation adopt an amendment to the Corporation's Charter to increase the authorized Common Stock of the Corporation from 300,000,000 shares to 500,000,000 shares. The shareholders will consider this amendment at the Annual Meeting of Shareholders to be held on April 23, 1998.

      As of February 28, 1998, there were 192,202,671 shares of Common Stock issued and outstanding and held by 34,792 shareholders. As of that date, there were no shares of Serial Preferred Stock issued and outstanding.


GENERAL

      All shares of Common Stock are equal in rank and have the same voting, dividend, and liquidation rights. Subject to the rights of holders of the Corporation's Serial Preferred Stock, holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for the payment of dividends and, in the event of liquidation or dissolution, to receive the net assets of the Corporation remaining after payment of all liabilities and after payment to holders of all outstanding shares of Serial Preferred Stock, if any, of the full preferential amounts to which such holders are entitled, in proportion to their respective holdings.

      There are various legal limitations on the ability of the Corporation's banking subsidiaries to finance or otherwise supply funds to the Corporation or certain of its affiliates. Information with respect to these and other restrictions on dividends applicable to the Corporation is set forth under the heading "Item 1: Business - Regulatory Matters - Dividend Restrictions" in the Corporation's Annual Report on Form 10-K for the year ended December 31, 1997, and in Notes 10 and 22 of the Notes to Consolidated Financial Statements on pages 39 and 46, respectively, of the Corporation's 1997 Annual Report to Shareholders, parts of which are included as an exhibit to the Corporation's Annual Report on Form 10-K for the year ended December 31, 1997. See "Incorporation of Certain Documents by Reference."

      Holders of Common Stock are entitled to one vote per share on all matters requiring shareholder action, including the election of directors. There are no preemptive rights, cumulative voting rights, conversion rights, or redemption provisions associated with the Common Stock and the Common Stock is subject to all of the terms of the Serial Preferred Stock. All outstanding shares of Common Stock are, and any shares to be issued and sold in the Offering will be, fully paid and nonassessable.

      The Corporation's Charter provides for the issuance of the Serial Preferred Stock and authorizes the Board of Directors, without prior shareholder approval, to fix the number of shares constituting each series and to fix the dividend, redemption, conversion, voting rights, and other rights, preferences, and restrictions relating to such shares.

      Harris Trust and Savings Bank is the transfer agent, registrar, and dividend disbursement agent for the Common Stock.

RIGHTS PLAN

      Under the Rights Agreement, each outstanding share of the Corporation's Common Stock, including each Share when issued and sold in the Offering, will have one Right attached. The Rights currently have no value, are represented by the certificates evidencing shares of the Corporation's Common Stock, and, until the Distribution Date (as defined below), trade only with such stock.

      The Rights will separate from the Common Stock and become exercisable only if a person or group (an "Acquiror") acquires beneficial ownership of 10% or more of the outstanding Common Stock or announces a tender offer that would result in ownership of 10% or more of the outstanding Common Stock (the "Distribution Date"). The Rights Agreement provides that, at the Distribution Date, each Right will entitle the holder to purchase for $66.12 (which price has been adjusted for stock dividends, as appropriate) (the "Exercise Price"), subject to further adjustment from time to time for additional stock dividends, stock splits, and other changes in capitalization, one one-hundredth of a Series A Preferred Share. Each such fractional Series A Preferred Share is intended to be the practical equivalent of one share of the Corporation's Common Stock.

      In the event an Acquiror acquires 10% or more of the then outstanding shares of Common Stock of the Corporation (a "Triggering Event"), each Right held by the Acquiror (or any affiliate or associate of such Acquiror) will become null and void and each Right held by all other shareholders of the Corporation will entitle its holder to purchase for the Exercise Price that number of Series A Preferred Shares having a value (based upon the market value of the Corporation's Common Stock at the time of the Triggering Event) equal to twice the Exercise Price. In the event the Corporation is acquired in a merger or other business combination or a significant portion of its assets are sold, leased, exchanged, or otherwise transferred to:

      o a publicly traded Acquiror, each Right will entitle its holder to purchase, for the Exercise Price, that number of shares of the Acquiror which at the time of the transaction would have a market value of twice the Exercise Price, or alternatively,

      o an Acquiror that is not a publicly traded corporation, each Right will entitle its holder to purchase, for the Exercise Price, at such holder's option, (a) that number of shares of the Acquiror (or, at such holder's option, of the surviving corporation in such acquisition, which could be the Corporation) which at the time of the transaction would have a book value of twice the Exercise Price, or
           (b) if such Acquiror has an affiliate that has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the Exercise Price.

      The number of Series A Preferred Shares or other securities or property issuable upon exercise of a Right, and the Exercise Price are subject to adjustment upon the occurrence of certain events including, for example, a stock dividend or split payable in the Corporation's Common Stock or Series A Preferred Shares. The number of Rights may also be adjusted upon the occurrence of certain events including, for example, a reverse stock split. The Rights are not exercisable until the Distribution Date and will expire on August 16, 2005, unless earlier redeemed by the Corporation. The Corporation may redeem the Rights for $.01 per Right under certain circumstances.

      The Rights may cause substantial dilution to a person or group that attempts to acquire the Corporation, except pursuant to an offer conditioned on the Rights being redeemed or a substantial number of Rights being acquired. The Rights, however, should not interfere with any merger or other business combination approved by the Corporation's Board of Directors due to the Board's ability to redeem the Rights. The Corporation's Board recognizes that a takeover might in some circumstances be beneficial to the Corporation's shareholders. Neither the Rights Agreement nor the Maryland law provisions described in this document are designed to preclude an acquisition of the Corporation, but rather will give the Corporation's Board of Directors adequate opportunity to evaluate whether an acquisition offer is in the best interest of the Corporation and to protect its shareholders from coercive acquisition methods.

      The description and terms of the Rights are set forth in the Rights Agreement, a copy of which is attached as Exhibit 1 to the Corporation's registration statement on Form 8-A, filed with the SEC on February 20, 1990, as amended by an Amendment to the Rights Agreement, a copy of which was filed with the SEC on Form 8-K, dated August 16, 1995, both of which are incorporated by reference. See "Incorporation of Certain Documents by Reference."


OTHER PROVISIONS OF THE CHARTER AND BYLAWS

      While the Corporation's Board of Directors is not aware of any current efforts by a third party to obtain control of the Corporation, the Charter and Bylaws of the Corporation, in addition to the Rights Agreement, contain a number of provisions which may have the effect of deterring or rendering more difficult attempts by third parties to obtain control if such attempts are not approved by the Board of Directors.

      The availability of authorized and unissued Common Stock and the Corporation's Serial Preferred Stock could enhance the Board of Directors' ability to negotiate for better terms on behalf of the Corporation's shareholders. On the other hand, the authorized and unissued shares could be used to discourage a tender offer or prevent a change in control of the Corporation. Such shares could, for example, be privately placed (subject to the requirements of the Bank Holding Company Act of 1956, as amended, and the Change in Bank Control Act of 1978) with purchasers who are known to favor the election of current directors or who are committed to oppose a transaction which could result in a change in directors of the Corporation.

      In addition, the Corporation's Charter provides for a board of directors divided into three classes of directors serving staggered three-year terms and permitting removal of directors for cause only by the affirmative vote of the holders of two-thirds of all votes entitled to be cast for the election of directors. The Charter provides that any action taken by the shareholders to adopt, alter, or repeal the Corporation's Bylaws will require a two-thirds vote of the holders of shares entitled to vote. The Corporation's Charter also requires the Board of Directors to respond to any acquisition proposal on the basis of the Board's evaluation of what is in the best interest of the Corporation, its shareholders, and other constituencies, and to consider all factors the Board deems relevant. All of the above described Charter provisions may tend to discourage acquisition attempts.

     The Corporation's Bylaws provide that in order for a person to be eligible for election as a director of the Corporation, such person must be nominated by or at the direction of the Corporation's Board of Directors or by a shareholder entitled to vote for the election of directors in accordance with certain specified procedures. Shareholder nominations must be made pursuant to timely written notice to the Secretary of the Corporation. In most cases, a shareholder's notice, to be considered timely, must be received at the principal executive offices of the Corporation not less than 30 nor more than 60 days prior to the date of a shareholders' meeting. The notice must set forth certain specified information about the shareholder giving the notice and the shareholder's proposed nominee. The Bylaws provide further that, in order to be properly brought before a meeting of shareholders of the Corporation, business must be brought by or at the direction of the Board of Directors or otherwise by a shareholder in accordance with certain specified procedures. A shareholder proposing business must give timely written notice to the Secretary of the Corporation. In most cases, a shareholder's notice, to be timely, must be received at the principal executive offices of the Corporation not less than 30 days nor more than 60 days prior to the date of a shareholders' meeting. The notice must set forth certain specified information about the shareholder proposing such business and the shareholder's proposal.

      The Bylaws also require shareholders wishing to call a special meeting of shareholders to represent at least a majority of shares entitled to vote at such meeting. These Bylaw provisions may discourage or deter a third party from soliciting proxies to elect its own slate of directors or otherwise attempting to obtain control of the Corporation.

CERTAIN MARYLAND LAW PROVISIONS

     Maryland law requires the affirmative vote of the holders of two-thirds of the outstanding shares of the Corporation's voting stock to effect material amendments to the charter, a merger, consolidation, sale of assets other than in the ordinary course of business, or dissolution of the Corporation. Maryland law also requires a "super majority" vote, in addition to any vote otherwise required by law or the Corporation's Charter, for certain business combinations. Unless certain value and other standards are met or an exemption is available, any business combination between the Corporation and any interested person (defined generally as a 10% shareholder or an affiliate of such shareholder) must be recommended by the Board of Directors and approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of the Corporation's voting stock, voting together as a single class, and two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock beneficially owned by an interested shareholder who is a party to the business combination, voting together as a single class.

     Maryland law also provides certain limitations with respect to "control shares." "Control shares" are generally defined under Maryland law as shares of a corporation which would, if aggregated with all other shares of that corporation owned by a person, entitle that person, directly or indirectly, to exercise or direct the exercise of voting power within specified ranges. "Control-share acquisition" is generally defined by Maryland law as an acquisition (other than an acquisition specifically exempted from the definition of control share acquisition, such as an acquisition pursuant to certain mergers), directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Under Maryland law, control shares acquired in a control share acquisition have no voting rights except to the extent such rights are approved by the shareholders. For such approval, Maryland law requires the affirmative vote of two-thirds of all votes entitled to be cast on the matter, excluding all interested shares.

     Additionally, Maryland law has certain "fair price" provisions which impose additional voting requirements for business combinations with "interested shareholders" (generally, persons holding more than 10% of the corporation's voting stock). Under these provisions, except in cases in which certain minimum price, form of consideration, and procedural requirements are satisfied or for certain transactions that may be approved in advance by the board of directors, higher than normal voting requirements are imposed. Under Maryland law, transactions to which the higher voting requirements apply require the recommendation of the board of directors of the corporation and must be approved by at least 80% of the votes entitled to be cast, voting together as a single group, and by at least two-thirds of the votes, other than the votes of the interested shareholder (and affiliates of such interested shareholder), voting together as a single group.

     The super majority vote, control share, and fair price provisions of Maryland law may deter or render more difficult attempts by third parties to obtain control of a corporation if such attempts are not supported by the corporation's board of directors.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                       TO NON-U.S. HOLDERS OF COMMON STOCK

      The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a person that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or an estate or trust, in each case not subject to United States federal income tax on a net income basis in respect of income or gain from Common Stock (a "non-U.S. Holder"). This discussion does not consider the specific facts and circumstances that may be relevant to particular holders and does not address the treatment of non-U.S. Holders of Common Stock under the laws of any state, local, or foreign taxing jurisdiction. Further, the discussion is based on provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated under the Code, and administrative and judicial interpretations of the Code, all as in effect on the date of this Prospectus and all of which are subject to change, possibly with retroactive effect. This discussion does not consider specific facts and circumstances that may be relevant to a particular holder's tax position. Prospective purchasers are urged to consult a tax advisor with respect to the United States federal income and estate tax consequences of acquiring, holding, and disposing of the Shares, as well as any tax consequences that may arise under the laws of any state, local, or foreign taxing jurisdiction.

DIVIDENDS

     Generally, dividends paid on Common Stock to a non-U.S. Holder will be subject to United States federal income tax. Except in the case of dividends effectively connected with the conduct of a trade or business within the United States, this tax is imposed and withheld at the rate of 30% of the amount of the dividend unless reduced by an applicable income tax treaty. Currently, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country in determining the applicability of a treaty for such purposes.

     However, on October 6, 1997, the United States Internal Revenue Service issued final United States Treasury regulations relating to withholding of tax on non-U.S. Holders, which by their terms apply to dividend and other payments made after December 31, 1998 (the "Final Withholding Regulations"). The Final Withholding Regulations eliminate the general current law presumption that dividends paid or deemed paid to an address in a foreign country are paid to a resident of that country. Accordingly, after December 31, 1998, a non-U.S. Holder who is the beneficial owner (within the meaning of the Final Withholding Regulations) of dividends paid on Common Stock and who wishes to claim the benefit of an applicable treaty is generally required to satisfy certain certification and documentation requirements. Certain special rules apply to claims for treaty benefits made by non-U.S. Holders that are entities rather than individuals and to beneficial owners (within the meaning of the Final Withholding Regulations) of dividends paid to entities in which such beneficial owners are interest holders.

     Except as may be otherwise provided in an applicable income tax treaty, dividends paid on Common Stock to a non-U.S. Holder that are effectively connected with the non-U.S. Holder's conduct of a trade or business within the United States are subject to federal income tax on a net income basis, which tax is not collected by withholding (except as described below under "Information Reporting and Backup Withholding"). All or part of any effectively connected dividends received by a non-United States corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. Holder of Common Stock who wishes to claim an exemption from withholding for effectively connected dividends is generally required to satisfy certain certification and documentation requirements.

     A non-U.S. Holder of Common Stock that is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. Holder generally will not be subject to United States federal income tax in respect of gain recognized on a disposition of shares of Common Stock unless: (a) the gain is effectively connected with a trade or business conducted by the non-U.S. Holder within the United States (and is attributable to a permanent establishment maintained in the United States by such non-U.S. Holder if an applicable income tax treaty so requires as a condition for such non-U.S. Holder to be subject to United States taxation on a net income basis in respect of gain from the sale or other disposition of the shares of Common Stock); (b) in the case of a non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or (c) the Corporation is or has been a "United States real property holding corporation" for federal income tax purposes and the non-U.S. Holder held, directly or indirectly at any time during the five-year period ending on the date of disposition, more than 5 percent of the Common Stock (and is not eligible for any treaty exemption). Effectively connected gains realized by a corporate non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty. The Corporation has not been, is not, and does not anticipate becoming a "United States real property holding corporation" for federal income tax purposes.

FEDERAL ESTATE TAXES

     If an individual non-U.S. Holder owns or is treated as owning Common Stock at the time of his or her death, such stock would be subject to United States federal estate tax imposed on the estates of non-resident aliens, in the absence of a contrary position in any applicable tax treaty.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Under current law, dividends paid on Common Stock to a non-U.S. Holder at an address outside the United States are generally exempt from backup withholding tax and United States information reporting requirements (but not from the 30% withholding tax discussed above). Under the Final Withholding Regulations, for dividends paid after December 31, 1998, a non-U.S. Holder must generally provide proper documentation indicating non-United States status to a withholding agent in order to avoid backup withholding tax. However, dividends paid to certain exempt recipients (not including individuals) will not be subject to backup withholding even if such documentation is not provided if the withholding agent is allowed to rely on certain regulatory presumptions of the recipient's non-United States status (including payment to an address outside the United States).

         Payments of proceeds from the sale of Common Stock by a non-U.S. Holder made to or through a non-United States office of a broker generally will not be subject to information reporting or backup withholding. However, payments made to or through (i) a non-United States office of a United States broker, or (ii) a non-United States office of a non-United States broker that is (x) a controlled foreign corporation for federal income tax purposes, (y) a person 50% or more of whose gross income from all sources for a certain specified period is effectively connected with a United States trade or business, or (z) (effective beginning January 1, 1999) a foreign partnership if, at any time during its tax year, one or more of its partners are United States persons (as defined in United States Treasury regulations) who, in the aggregate, hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business, are generally subject to information reporting (but not backup withholding) unless the Holder certifies its non-United States status under penalties of perjury or otherwise establishes its entitlement to an exemption. Payments of proceeds from the sale of Common Stock by a non-U.S. Holder made to or through a United States office of a broker are generally subject to both information reporting and backup withholding at a rate of 31% unless the Holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

         A non-U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding by filing the appropriate claim for refund with the United States Internal Revenue Service.

                                  UNDERWRITERS

         Under the terms and subject to the conditions contained in an Underwriting Agreement, dated the date of this Prospectus (the "Underwriting Agreement"), the U.S. Underwriters named below, for whom Morgan Stanley & Co. Incorporated, Keefe, Bruyette & Woods, Inc., Lehman Brothers Inc., and Smith Barney Inc. are acting as U.S. Representatives, and the International Underwriters named below, for whom Morgan Stanley & Co. International Limited, Keefe, Bruyette & Woods, Lehman Brothers International (Europe), and Smith Barney Inc. are acting as International Representatives, have severally agreed to purchase, and the Corporation has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:


                                                                NUMBER OF
NAME                                                             SHARES
----                                                            ---------
U.S. Underwriters:
         Morgan Stanley & Co. Incorporated................
         Keefe, Bruyette & Woods, Inc.....................
         Lehman Brothers Inc..............................
         Smith Barney Inc.................................
                                                                ---------
         Subtotal.........................................
                                                                ---------

International Underwriters:
         Morgan Stanley & Co. International Limited.......
         Keefe, Bruyette & Woods, Inc.....................
         Lehman Brothers International (Europe)...........
         Smith Barney Inc.................................
                                                                ---------
         Subtotal.........................................
                                                                ---------
              Total.......................................
                                                                =========

         The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Shares are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Shares (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

         Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions:
(a) it is not purchasing any Shares for the account of anyone other than a United States or Canadian Person (as defined herein) and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside of the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (a) it is not purchasing any Shares for the account of any United States or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any representations and agreements (a) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and
(b) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used in this Prospectus, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing, or other trust or other entity organized under the laws of the United States or Canada or of any of their respective political subdivision (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person.

         Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares so sold shall be the public offering price set forth on the cover page of this Prospectus, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

         Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of their respective securities laws and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of their respective securities laws and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

         Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (a) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from, or otherwise involving the United Kingdom; and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

         Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident of Japan, any of the Shares acquired in connection with the distribution contemplated by this Prospectus, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident of Japan except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

         The Underwriters initially propose to offer part of the Shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part to certain dealers at a price that represents a concession not in excess of $. a share under the public offering price. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of $. a share to other Underwriters or to certain dealers. After the initial offering of the Shares, the offering price and other selling terms may from time to time be varied by the Representatives.

         The Corporation has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 1,100,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the Offering. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of Shares set forth next to the names of all U.S. Underwriters in the preceding table.

         The Corporation has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, during the period ending 90 days after the date of this Prospectus, it will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Common Stock or other such securities, in cash, or otherwise. The restrictions described above do not apply to (1) the sale of Shares to the Underwriters, (2) the issuance by the Corporation of Common Stock or options or other rights to purchase Common Stock under its existing benefit and compensation plans, (3) the issuance or other transactions in Common Stock in connection with the Corporation's Dividend Reinvestment and Stock Purchase Plan, (4) the issuance or sale of Common Stock pursuant to acquisition agreements entered into prior to the date of this Prospectus, (5) transactions under the Rights Agreement, or (6) the issuance by the Corporation of Common Stock in connection with a stock dividend or stock split paid to all holders of Common Stock on a pro rata basis.

         In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Shares in the Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions, or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

         The Corporation and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

         Certain Underwriters from time to time perform various investment banking services for the Corporation, for which such Underwriters receive compensation.

                       VALIDITY OF SHARES OF COMMON STOCK

      The validity of the Shares in the Offering will be passed upon for the Corporation by Porter, Wright, Morris & Arthur, Columbus, Ohio, and for the Underwriters by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell will rely upon the opinion of Porter, Wright, Morris & Arthur as to matters of Maryland law. As of ________, 1998, members of Porter, Wright, Morris & Arthur participating in the representation of the Corporation on this matter beneficially owned an aggregate of approximately ________ shares of the Corporation's Common Stock.


                                     EXPERTS

      The consolidated financial statements of the Corporation incorporated by reference in the Corporation's Annual Report on Form 10-K for the year ended December 31, 1997, incorporated by reference herein have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein and incorporated herein by reference which, as to the years 1996 and 1995, is based in part on the reports of BDO Seidman, LLP, independent auditors. Such financial statements audited by Ernst & Young LLP are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                     [LOGO]

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following expenses will be incurred in connection with the issuance and distribution of the Securities being registered, other than underwriting discounts and commissions. All of the expenses will be borne by the Registrant.


SEC registration fee...............................................   $91,680
NASD fees..........................................................    17,500
Legal fees and expenses............................................         *
Blue sky fees......................................................         *
Accounting fees and expenses.......................................         *
Printing and engraving costs.......................................         *
Miscellaneous......................................................         *
                                                                      -------
       Total.......................................................         *
                                                                      =======

---------------
*To be filed by amendment.


ITEM 15.      INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Articles of Incorporation of Huntington Bancshares Incorporated (the "Registrant"), as amended, provide that it shall indemnify its directors to the full extent of the general laws of the State of Maryland now or hereafter in force, including the advance of expenses to directors subject to procedures provided by such laws; its officers to the same extent it shall indemnify its directors; and its officers who are not directors to such further extent as shall be authorized by the Board of Directors and be consistent with law.

         Section 2-418 of the Maryland general corporation law provides, in substance, that a corporation may indemnify any director made a party to any proceeding by reason of service in that capacity against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding, unless it is proved that the act or omission of the director was material to the cause of action adjudicated in the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or the director actually received an improper personal benefit in money, property, or services; or, in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. Notwithstanding the above, a director may not be indemnified in respect of any proceeding, by or in the right of the corporation, in which such director shall have been adjudged liable to the corporation or in respect of any proceeding charging improper receipt of a personal benefit.

         Termination of any proceeding by judgment, order, or settlement does not create a presumption that the director did not meet the requisite standard of conduct. Termination of any proceeding by conviction, plea of nolo contendere or its equivalent, or entry of an order of probation prior to judgment, creates a rebuttable presumption that the director did not meet the requisite standard of conduct. Indemnification is not permitted unless authorized for a specific proceeding, after a determination that indemnification is permissible because the requisite standard of conduct has been met (1) by a majority of a quorum of directors not at the time parties to the proceeding (or a majority of a committee of two or more such directors designated by the full board); (2) by special legal counsel selected by the board of directors; or (3) by the stockholders.

         The reasonable expenses incurred by a director who is a party to a proceeding may be paid or reimbursed by the corporation in advance of the final disposition of the proceeding upon receipt by the corporation of both a written affirmation by the director of his good faith belief that the standard of conduct necessary for indemnification by the corporation has been met, and a written undertaking by or on behalf of the director to repay the amount if it shall be ultimately determined that the standard of conduct has not been met.

         The indemnification and advancement of expenses provided or authorized by Section 2-418 are not exclusive of any other rights to which a director may be entitled both as to action in his official capacity and as to action in another capacity while holding such office.

         Pursuant to Section 2-418, a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or who, while serving in such capacity, is or was at the request of the corporation serving as a director, officer, partner, trustee, employee, or agent of another corporation or legal entity or of an employee benefit plan, against liability asserted against and incurred by such person in any such capacity or arising out of such person's position, whether or not the corporation would have the power to indemnify against liability under
Section 2-418. A corporation may provide similar protection, including a trust fund, letter of credit, or surety bond, which is not inconsistent with Section 2-418. A subsidiary or an affiliate of the corporation may provide the insurance or similar protection.

         Subject to certain exceptions, the directors and officers of the Registrant and its affiliates are insured to the extent of 100% of loss up to a maximum of $35,000,000 (subject to certain deductibles) in each policy year because of any claim or claims made against them by reason of their wrongful acts while acting in their capacities as such directors or officers and up to a maximum of $10,000,000 (subject to certain deductibles) in each policy year because of any claim or claims made against them by reason of their wrongful acts while acting in their capacities as fiduciaries in the administration of certain of the Registrant's employee benefit programs. The Registrant is insured, subject to certain retentions and exceptions, to the extent it shall have indemnified the directors and officers for such loss.


ITEM 16.      EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

              (a)     EXHIBITS.

      EXHIBIT
        NO.                              DESCRIPTION

          1       Form of Underwriting Agreement.

          2 Purchase and Assumption Agreement, dated December 8, 1997, between NationsBank Corporation and Huntington Bancshares Incorporated -- previously filed as Exhibit 2(a) to Annual Report on Form 10-K for the year ended December 31, 1997, and incorporated herein by reference.

          4(a) Instruments defining the Rights of Security Holders -- reference is made to Articles V, VIII, and X of Articles of Restatement of Charter, as amended and supplemented, which has been previously filed as Exhibit 3(i) to Annual Report on Form 10-K for the year ended December 31, 1993, and Exhibit 3(ii) to Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996, which are incorporated herein by reference. Instruments defining the rights of holders of long-term debt will be furnished to the Securities and Exchange Commission upon request.

          4(b) Rights Plan, dated February 22, 1990, between Huntington Bancshares Incorporated and The Huntington National Bank (formerly, The Huntington Trust Company, National Association) -- previously filed as Exhibit 1 to Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on February 22, 1990, and incorporated herein by reference.

          4(c) Amendment No. 1 To Rights Plan, dated August 16, 1995, between Huntington Bancshares Incorporated and The Huntington National Bank (formerly, The Huntington Trust Company, National Association -- previously filed as Exhibit 4(b) to Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 28, 1995, and incorporated herein by reference.

          5       Opinion of Porter, Wright, Morris & Arthur regarding legality.

         23(a)    Consent of Porter, Wright, Morris & Arthur (included in
                  Exhibit 5 filed herewith).

         23(b)    Consent of Ernst & Young LLP.

         23(c)    Consent of BDO Seidman, LLP.

         24       Powers of Attorney.

         27       The Registrant's Financial Data Schedule previously filed as
                  Exhibit 27 to Annual Report on Form 10-K for the year ended December 31, 1997, and incorporated herein by reference..


              (b)     FINANCIAL STATEMENT SCHEDULES

                      None.


ITEM 17.      UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         1. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         2. That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         3. That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, and the Securities Commission remains of the same opinion, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on March 25, 1998.

                        HUNTINGTON BANCSHARES INCORPORATED

                        By: /s/ Gerald R. Williams
                            ----------------------
                            Gerald R. Williams
                            Executive Vice President and Chief Financial Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        SIGNATURE                            TITLE                                     DATE
*Frank Wobst                    Chairman and Chief Executive Officer    )
---------------------------     (principal executive officer)           )
  Frank Wobst                                                           )
                                                                        )
                                                                        )
*Zuheir Sofia                   President, Chief Operating Officer      )
---------------------------     Treasurer, and Director                 )
  Zuheir Sofia                                                          )
                                                                        )
                                                                        )
*Gerald R. Williams             Executive Vice President and            )          March 25, 1998
---------------------------     Chief Financial Officer                 )
  Gerald R. Williams            (principal financial officer and        )
                                accounting officer)                     )
                                                                        )
                                                                        )
*Don M. Casto, III              Director                                )
---------------------------                                             )
  Don M. Casto, III                                                     )
                                                                        )
                                                                        )
*Don Conrad                     Director                                )
---------------------------                                             )
  Don Conrad                                                            )
                                                                        )
                                                                        )
*Patricia T. Hayot              Director                                )
---------------------------                                             )
  Patricia T. Hayot                                                     )
                                                                        )
                                                                        )
*Wm. J. Lhota                   Director                                )
---------------------------                                             )
  Wm. J. Lhota                                                          )
                                                                        )
                                                                        )
*Robert H. Schottenstein        Director                                )
---------------------------                                             )
  Robert H. Schottenstein                                               )

*George A. Skestos              Director                                )
---------------------------                                             )
  George A. Skestos                                                     )
                                                                        )
                                                                        )
*Lewis R. Smoot, Sr.            Director                                )
---------------------------                                             )
  Lewis R. Smoot, Sr.                                                   )          March 25,  1998
                                                                        )
                                                                        )
*Timothy P. Smucker             Director                                )
---------------------------                                             )
  Timothy P. Smucker                                                    )
                                                                        )
                                                                        )
                                Director                                )
---------------------------                                             )
  William J. Williams                                                   )


*By:   /s/ Gerald R. Williams
       ----------------------------------------------------
       Gerald R. Williams
       Executive Vice President and Chief Financial Officer